SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at May 27, 2004

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 27, 2004

* Print the name and title of the signing officer under his signature

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Continental Minerals Corporation
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667- 2114
www.continentalminerals.com

CHINA PROJECT UPDATE

May 27, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Continental Minerals Corporation (TSXV: KMK; OTCBB: KMKVF) announces an update of the activities on the Xietongmen Gold-Copper Property, located 240 kilometres southwest of Lhasa in Tibet, People's Republic of China ("PRC"). As announced February 9th, Continental can earn up to a 60% interest in the Xietongmen Property from ChinaNet TV Holdings Inc. ("ChinaNet") by making payments and project expenditures of US$10 million over 36 months.

The Xietongmen property hosts porphyry-like disseminated and quartz stockwork mineralization. Surface surveys have outlined a four kilometre long alteration zone that has been tested by two vertical diamond drill holes separated by a 200 metre long underground adit. This work established a zone of strong gold-copper mineralization which is open to extension. Continental personnel have been on site for the last several weeks attending to orientation surveys and surface geological work to finalize plans for an efficient diamond drilling program for this target.

Continental received TSX Venture Exchange acceptance of the basic transaction terms on May 6th and negotiations are ongoing with ChinaNet and its subsidiary, Hong Lu Investment Holdings Inc., the registered property owner, with a view to reaching a definitive joint venture agreement, which can be submitted to the appropriate PRC regulatory authorities for approval. Due to the fact that negotiations and PRC government approvals will take longer than originally estimated, Continental has postponed commencement of diamond drilling that had been planned for June. Continental will announce a new drilling date upon receiving preliminary approval of the joint venture agreement from the local PRC authorities in Tibet.

For further details on Continental Minerals Corporation, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

s/s Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.